An Yen E. Hu +1 650 752 3185 AHu@goodwinlaw.com	Goodwin Procter LLP 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

August 27, 2018

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Mara L. Ransom
Parhaum J. Hamidi
Jim Allegretto
Anthony Watson

Re:	Eventbrite, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 10, 2018
CIK No. 0001475115

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Eventbrite, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted confidentially on August 10, 2018 (the “Draft Registration Statement”), as set forth in your letter dated August 21, 2018 addressed to Julia D. Hartz, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Draft Registration Statement).

Securities and Exchange Commission

August 27, 2018

General

1.

Please tell us the estimated IPO price range once you have determined that information. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance related to recent valuations of your equity through the date of effectiveness for the preceding twelve months.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its letter to the Commission dated August 27, 2018 it has supplementally provided a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance related to recent valuations of its equity for the preceding twelve months.

Use of Proceeds, page 51

2.

Your revised disclosure here states that you intend to use proceeds from this offering to repay the outstanding indebtedness under your term loan facilities, as well as the prepayment penalties that will result from such repayment. In addition, your disclosure on page 86 indicates that you incurred this indebtedness within the past year. Please expand the disclosure here to describe the use of proceeds of this indebtedness (other than short-term borrowings used for working capital). Refer to Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: The Company advises the Staff that it has revised its disclosures on pages 51 and 86 of the Amended Registration Statement to clarify that the Company used the proceeds of the September 2017 borrowing under its term loan facility to fund its acquisition of Ticketfly, LLC (“Ticketfly”). The Company respectfully advises the Staff that it has not revised the Amended Registration Statement to specify the use of proceeds of the March 2018 and May 2018 borrowings under its credit facilities because such borrowings were short-term borrowings used for working capital purposes and such use of proceeds is not required to be disclosed pursuant to Instruction 4 to Item 504 of Regulation S-K.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

3.	We have reviewed your revisions related to comment 8. In addition to pricing latitude, please disclose the other risks involved in acting as the principal in providing payment processing services.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page F-12 of the Amended Registration Statement to further disclose the other risks involved in acting as the principal in providing payment processing services.

Note 3. Acquisitions

2017 Acquisitions, page F-23

4.

Please tell us in detail your consideration of the guidance in ASC 805-10-30-2 through 805-10-30-3 and ASC 805-10-25-13 through ASC 805-10-25-18 related to your conclusion to record a gain on extinguishment of the Ticketfly Promissory Note as opposed to recording the adjustment to goodwill during the measurement period.

Securities and Exchange Commission

August 27, 2018

RESPONSE: The Company advises the Staff that the purchase agreement for the acquisition of Ticketfly was signed in June 2017, which is when the terms of the acquisition, including the $50.0 million convertible debt component (“Promissory Note”), were agreed to by all parties. The deal closed on September 1, 2017 and there were no substantive changes to the consideration payable or other terms of the arrangement as agreed upon in June 2017. The purchase price consisted of cash consideration of $151.1 million and the Promissory Note with a principal amount of $50.0 million.

The Promissory Note was due to mature on September 1, 2022, however, the Promissory Note could also be prepaid earlier without penalty. It was also convertible at any time into shares of the Company’s common stock at the Company’s option. The Promissory Note was not transferable to any other party. To assist with the purchase price accounting, including determining the fair value of the Promissory Note, the Company engaged KPMG LLP. A binomial lattice model (as developed under the Goldman Sachs framework) was used to determine the acquisition date fair value of the Promissory Note and this model took into account all of the potential contractual settlement options for the Promissory Note. The fair value of the Promissory Note was concluded to be $50.0 million and this amount was not considered provisional as the terms were fixed and the Company expected to pay (or convert) the Promissory Note in accordance with its contractual terms. Accordingly in the preparation of the consolidated financial statements for the year ended December 31, 2017, the Company did not label the purchase price allocation in Note 3 of the Company’s Notes to Consolidated Financial Statements as provisional pending additional information.

As of December 31, 2017, the Promissory Note principal plus accrued interest of $1.1 million was recorded on the Company’s balance sheet for a total of $51.1 million.

In March 2018, the holder of the Promissory Note (“Pandora”) and the Company reached an agreement to early settle the Promissory Note. Pandora first approached the Company in January 2018 and initiated conversations regarding the potential early settlement of the Promissory Note, as Pandora had a desire for immediate liquidity. Several conversations and ongoing negotiations were made between the time Pandora approached the Company in January 2018 and when a final agreement was reached in March 2018 to early settle the Promissory Note.

In preparing its 2017 consolidated financial statements, the Company considered whether this new information gave rise to a measurement period adjustment that related to events that existed at the acquisition date. The Company considered whether the acquisition date fair value of the Promissory Note should be considered a provisional amount which would be adjusted during the measurement period in accordance with ASC 805-10-25-13 through ASC 805-10-25-17 or whether the extinguishment resulted from events that occurred after the acquisition date. Specifically, Per ASC 805-10-30-2, pertinent factors in making this determination “include the time at which additional information is obtained and whether the acquirer can identify a reason for a change to provisional amounts.” The Company advises the Staff that the facts and circumstances leading to the extinguishment of the Promissory Note did not exist until January 2018 when the Company was initially approached by Pandora and settlement discussions began. Prior to that, the Company expected to pay (or convert) the Promissory Note in accordance with its contractual terms. The Company has concluded that this information does not reflect facts and circumstances that existed at the acquisition date since the information was received several months after the acquisition date as opposed to having been obtained shortly after the acquisition date. Therefore, the Company concluded that the extinguishment of the Promissory Note, which occurred in March 2018, should be accounted for separately from the Ticketfly acquisition, the terms of which were finalized, subject to closing conditions, in June 2017, a lapsed period of approximately nine months.

Securities and Exchange Commission

August 27, 2018

Note 9. Commitments and Contingencies

Litigation and Loss Contingencies, page F-31

5.

Please explain the basis in GAAP for your classification of the provision for potential costs associated with the cyber incident. In this regard, please explain the nature of the creator accommodations and whether they represent cash or non-cash accommodations. Please also explain how you determined the allocation of the $6.6 million liability into contra-revenue and operating expense and the $1.3 million insurance receivable as a reduction of general and administrative expenses. We may have further comment.

RESPONSE: The Company advises the Staff that it offered three types of creator accommodations in response to the Ticketfly cyber incident, which consisted of the following: (1) a lump sum cash payment, (2) a future service fee credit or (3) a reduction in a creator’s recoupable creator advances balance. While each creator had the option of choosing the accommodation they preferred, the Company had determined a dollar value baseline amount to be offered to each creator, primarily based on the revenue each creator had generated in the previous 12 months. As negotiations with individual creators are being concluded, approximately 65% of creators have chosen the lump sum cash payment option, approximately 30% have chosen the future service fee credit option and the remaining approximately 5% have chosen to reduce their recoupable creator advances balance. The aggregate amount of these accommodations was calculated, in accordance with the baseline methodology outlined above, to be $6.6 million and was recorded as a liability in accordance with the provisions of ASC 450 at June 30, 2018.

In determining an appropriate allocation methodology of the $6.6 million liability, the Company considered the nature of such accommodations. Of the $6.6 million total, $4.8 million was related to the first type of accommodation, a lump sum cash refund. The Company advises the Staff that it considered the guidance in ASC 605-50-45-2, which requires that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. The Company further advises the Staff that it does not believe that it is able to overcome the presumption that the payment should not be recorded as a reduction of revenue, since the benefit the Company receives from this payment cannot be separated from the customer relationship with the creator. In addition, the Company does not believe that it could have reasonably estimated the fair value of that benefit it receives from the payment.

Of the $6.6 million liability, $1.5 million was related to the second type of accommodation, a future service fee credit. The Company determined that the future service fee credits are effectively payments to customers that can be applied to future revenue transactions. Accordingly, the Company has concluded that these future service fee credits should be viewed similar to cash consideration paid to a customer and the only difference between the first type of accommodation and the second is the timing of the cash payment. In the first type, the creator, receives an immediate lump sum payment and in the second, the creator will receive it over time as they generate service fees. However, the Company believes the accounting model should be the same. Therefore the Company advises the Staff that it considered the guidance in ASC 605-50-45-2, which requires that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. The

Securities and Exchange Commission

August 27, 2018

Company further advises the Staff that similar to the first type of accommodation, the Company does not believe that it is able to overcome the contra revenue presumption since the benefit it receives from this payment cannot be separated from the customer relationship with the creator. In addition, the Company does not believe that it could have reasonably estimated the fair value of the benefit it receives from the payment.

The remainder of the $6.6 million liability of $0.3 million will be recorded as a reduction of the recoupable creator advances balance, which the Company has recorded on its balance sheet at June 30, 2018 in the amount of $21.6 million. The Company evaluated the nature of the third type of accommodation as being a forgiveness of amounts owed to the Company by the creators such that the asset was no longer recoverable. The Company classified this as a charge to operating expenses, specifically general and administrative expenses, consistent with the classification for other similar asset write-offs. At $0.3 million, the Company believes this charge is not material.

The Company advises the Staff that the Company had carefully evaluated the appropriate presentation of the associated insurance recovery proceeds. The Company had considered the alternative accounting treatments of recording the insurance recovery proceeds as revenue, or as a reduction to costs of revenue and operating expenses. ASC 605-40 states that any insurance recovery proceeds (up to the amount of any loss recognized) are required to be recorded in the same financial statement line as the related loss. The Company evaluated this position and concluded that it was not appropriate to recognize revenue for any portion of the insurance recovery proceeds because they do not represent inflows or assets from customers from the rendering of activities that constitute the Company’s primary business. The Company believes this position is supported by the guidance in SFAC No. 6 which states that revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations. Accordingly, the Company considers that the insurance recoveries are more appropriately presented as an offset to operating expenses and general and administrative expenses in particular. The claim under the underlying insurance policy is for payments made for customers as well as business interruption costs. In addition to the accommodation payments made to customers, the Company also incurred business interruption expenses such as consulting, legal and advisory services related to the Ticketfly cyber incident, which are classified as general and administrative expenses. As a result, the Company believes that classifying the insurance recovery proceeds as a reduction of general and administrative expenses to defray these costs, is the most appropriate presentation.

Note 13. Stock-Based Compensation Plan

Restricted Stock Units, page F-41

6.

Please tell us if the May 2018 grant of 230,000 RSU’s is included in the $6.9 estimate of stock based compensation expense that would have been recognized had the IPO been completed on June 30, 2018. If not, please provide similar quantitative disclosure for the RSU’s granted to certain individuals.

RESPONSE: The Company advises the Staff that the $6.9 million of estimated stock-based compensation expense does not include any expenses related to the May 2018 grant of 230,000 RSUs. The Company further advises the Staff that per the terms of the RSU agreements, these 230,000 RSUs are subject to both a service and performance condition. The service condition is a time-based condition by which these RSUs will vest on a quarterly basis, beginning May 31, 2018. While the Company’s initial

Securities and Exchange Commission

August 27, 2018

public offering of its securities (“IPO”) is a performance condition which must be met for vesting to occur, an IPO does not accelerate vesting of any RSUs for which the service condition has not yet been met. Thus, as of June 30, 2018, none of these 230,000 RSUs were vested. Assuming the IPO had occurred as of June 30, 2018, the Company would only have recognized a stock-based compensation charge for the period from the date of grant to June 30, 2018 and such amount would be immaterial to the Company’s consolidated financial statements. Therefore, the Company does not believe that providing similar quantitative disclosures related to the May 2018 RSUs is meaningful to investors.

The Company advises the Staff that it has revised its disclosure on page F-42 to clarify that had the IPO been completed on June 30, 2018, the amount of compensation expense recorded by the Company related to the 230,000 RSUs would not be material.

Sales of the Company’s Stock, page F-42

7.

Please tell us in detail the GAAP guidance you relied upon to record the transaction and how you determined the fair value of such shares. To the extent you utilized a model to value your shares, tell us how you concluded that the cash price paid for the shares was not a better indication of the fair value of your shares. Please also explain to us the circumstances by which employees and former employees sold their 1.3 million shares and the relationship of the existing investor with the company. We may have further comment.

RESPONSE: The Company advises the Staff that with respect to the circumstances of the sale of the Company’s common stock to a third-party buyer in May 2018, the buyer, a fund affiliated with Sequoia Capital, was an existing investor in the Company through its preferred stock investments and holds a single seat on the Company’s Board of Directors (the “Buyer”). The Buyer purchased the Company’s shares of common stock from five current and former employees of the Company (none of whom are directors or executive officers of the Company). These sellers had no pre-existing relationship with the Buyer other than through the Buyer’s investment in the Company. The Company was not involved with setting the purchase price for this transaction. The Company waived its right of first refusal with respect to the transfer of these shares to the Buyer and assisted with certain logistical items related to the transaction, including coordination of bank account and wiring information between the Buyer and sellers and issuing stock certificates related to the transaction. The Company did not consider this an arm’s length transaction from an accounting perspective as the Buyer was an existing investor in the Company and there were no robust negotiations between the equity investor and the current and former employees.

Securities and Exchange Commission

August 27, 2018

Fair Value Considerations

The fair value for the Company’s common stock for the purposes of this transaction was determined using a hybrid of an Option Pricing Model and a Probability Weighted Expected Return Method as supported by the Company’s 409A Valuation Reports issued in April and July of 2018, respectively, which were obtained from a third-party valuation provider. The Company used a straight-line interpolation calculation between the April 1, 2018 and July 1, 2018 Valuation Reports based on the date of the transaction to ascertain the fair value at the time of the transaction. The Company respectfully refers the Staff to its letter dated August 27, 2018 for a detailed discussion of the model used for purposes of determining the fair value of its common stock. In its evaluation as to whether the cash price paid for the shares was a better indication of the fair value of its shares, the Company considered the following guidance in 8.02 of the AICPA Accounting & Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation:

“When the transaction does not involve new investors, the investors are effectively not at arm’s length. The task force believes more weight should generally be given to transactions that involved robust negotiations (for example, if certain investors were increasing or decreasing their percentage ownership or if the round is at a different price than the previous round).”

The Company did not consider this an arm’s length transaction as it did not involve new investors, and thus the Company does not believe the price paid per share in this transaction is a better indicator of the fair value of its common stock than the robust valuation performed in accordance with Section 409A.

Additionally, in its evaluation, the Company followed the guidance of ASC 820-10-35-54J, which provides in part:

“A reporting entity shall consider all of the following when measuring fair value or estimating market risk premiums:

a.	If the evidence indicates the transaction is not orderly, a reporting entity shall place little, if any, weight (compared with other indications of fair value) on that transaction price.

b.

If the evidence indicates that a transaction is orderly, a reporting entity shall take into account that transaction price. The amount of weight placed on that transaction price when compared with other indications of fair value will depend on the facts and circumstances, such as the following:

1.	The volume of the transaction

2.	The comparability of the transaction to the asset or liability being measured

3.	The proximity of the transaction to the measurement date.”

The Company believes that evidence exists that the transaction is not orderly due to the indicator at ASC 820-10-35-54I(b), which states that, in describing an indicator of an orderly transaction, “there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant.” As there was not a usual and customary marketing period and the transaction was entered into with an existing investor in the Company, the Company does not believe this was an orderly transaction. The Company respectfully advises the staff that had the transaction been viewed as “orderly” in the scope of ASC 820-10-35-54J, the Company does not believe the weight placed on the transaction price when compared to other facts and circumstances would have made a material impact on the fair value of the Company’s common stock as the transaction represented approximately two percent of the then outstanding common and redeemable convertible preferred stock.

Securities and Exchange Commission

August 27, 2018

Accounting for the Transaction

The Company advises the Staff that, in its evaluation of the accounting for the sale of the Company’s stock, it considered ASC 718-10-15-4 and ASC 718-20-35-7, which state (emphasis added):

“Share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to its employee in exchange for services rendered. An example of a situation in which such a transfer is not compensation is a transfer to settle an obligation of the economic interest holder to the employee that is unrelated to employment by the entity.”

“The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost. An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.”

The Company also considered the following guidance in AICPA Accounting Interpretation AIN-APB1 , which provides the following examples of when payments from a shareholder to an employee might not be related to compensation:

“The relationship between the shareholder and the company’s employee is one that would normally result in generosity (e.g., an immediate family relationship).”

“The shareholder has an obligation to the employee, which is completely unrelated to the latter’s employment (e.g., the stockholder transfers shares to the employee because of personal business relationships in the past, unrelated to the present employment situation).”

“The company clearly does not benefit from the transaction (e.g., the stockholder transfers shares to a low-level employee with whom he or she has had a close relationship over a number of years).”

The AICPA interpretation indicates that transactions between economic interest holders and a company’s employees may need to be accounted for by the company as compensation because (1) if a shareholder’s intention is to enhance or maintain the value of his/her investment, the company is implicitly benefiting and (2) the benefits to an economic interest holder and to the company are generally impossible to separate.

The existing investor (and its affiliated entities) owned approximately 19.1% of the Company immediately prior to the transaction and is considered a significant economic interest holder of the

[1]

While this guidance was superseded, the Company believes it is generally consistent with the concept described in ASC 718 and is helpful in evaluating transactions between employees and economic interest holders in the employer.

Securities and Exchange Commission

August 27, 2018

Company. ASC 718 requires the recognition of compensation expense unless the share-based payment transactions between economic interest holders and employees are “clearly” for a purpose other than compensation for services to the Company. The Company notes that for the transaction, none of the examples in the AICPA interpretation is applicable, as the Buyer did not have any relationship with the selling stockholders prior to the transaction, other than the Buyer’s existing investment in the Company. Rather, factors existed that indicated that the transaction had a compensatory element, including the fact that all of the shares sold in the transaction were obtained by the sellers through stock options that were granted as a form of compensation in exchange for services provided to the Company. Accordingly, the Company concluded that the excess of the purchase price over the fair value of its common stock, totaling $2.2 million, should be recorded as stock based compensation expense in the second quarter of 2018.

Note 18. Subsequent Events, page F-49

8.	It appears several transactions in which the Company states it is currently evaluating the accounting have been resolved. Please advise.

RESPONSE: The Company advises the staff that Note 18 of the Company’s Notes to Consolidated Financial Statements on pages F-49 and F-50 (“Note 18”) is reflective of the subsequent events related to the Company’s consolidated financial statements for the years ended December 31, 2016 and 2017 and related audit opinion as of the date of issuance, June 15, 2018. The Company and its auditors believes that Note 18 should remain as issued on June 15, 2018 despite the subsequent inclusion of the interim unaudited financial statements for the six months ended June 30, 2017 and 2018. However, in response to the Staff’s comment, the Company has included additional detail in Note 18 to refer the reader to the respective financial statement note where the accounting for these transactions is described. The Company has also included Note 19 – Subsequent Events (unaudited) of the Company’s Notes to Consolidated Financial Statements on page F-50, which includes disclosure for subsequent events from June 30, 2018 through August 10, 2018, which is the date the unaudited interim consolidated financial statements were issued.

[Signature Page Follows]

An Yen E. Hu +1 650 752 3185 AHu@goodwinlaw.com	Goodwin Procter LLP 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3185.

Sincerely,

/s/ An-Yen E. Hu

An-Yen E. Hu

cc:	Julia D. Hartz, Eventbrite, Inc.

Randy Befumo, Eventbrite, Inc.

Samantha Harnett, Eventbrite, Inc.

Anthony McCusker, Goodwin Procter LLP

Rezwan Pavri, Wilson Sonsini Goodrich and Rosati, P.C.

Andrew Hill, Wilson Sonsini Goodrich and Rosati, P.C.

Danny Wallace, PricewaterhouseCoopers, LLP